AMENDMENT TO THE ACCOUNTING SERVICES AGREEMENT
This AMENDMENT (this “Amendment”) is made and entered into, as of this 22nd day of July, 2016, by and between Rydex Fund Services, LLC (“RFS” or the “Agent”) and Rydex Series Funds (the “Trust” and together with RFS, the “parties”), on behalf of its various series as now in existence or as hereafter may from time to time be created (the “Funds”).
WHEREAS, RFS and the Trust have entered into an Accounting Services Agreement, dated September 25, 1996 (as the same may have been amended through the date hereof, the “Existing Agreement”), pursuant to which RFS has agreed to provide certain services to each of the Funds;
WHEREAS, RFS is a party to accounting services agreements (each, an “Other Agreement”) with Rydex Dynamic Funds and Rydex Variable Trust (each, an “Other Trust”) pursuant to which it performs certain accounting and record keeping functions for the series of each Other Trust;
WHEREAS, on the date of this Amendment, Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) agreed to acquire RFS (the “Acquisition”);
WHEREAS, the Acquisition will be effective at 11:59 p.m. Eastern Time on the closing date thereof (the “Closing Time”); and
WHEREAS, the parties desire to amend the Existing Agreement as set forth below, such amendment to be effective as of 12:01 a.m. Eastern Time on the day immediately following the Closing Time (the “Effective Time”), as and to the extent set forth in this Amendment (the Existing Agreement, as amended by this Amendment and any other amendments following the Effective Time, the “Agreement”);
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.
Superseding Terms. Except as specifically set forth in this Amendment, as of the Effective Time, (a) the terms of this Amendment shall supersede any contrary terms of the Existing Agreement and (b) in the event of any inconsistency between this Amendment and the terms of the Existing Agreement, this Amendment shall control. Except as otherwise specifically set forth in this Amendment, the Existing Agreement shall remain in full force and effect in accordance with its terms.

2.	Compensation. Section 12 of the Agreement is hereby amended by adding the following paragraphs at the end of the Section:
The fees set forth in Schedule A shall remain in effect until the last business day prior to the date that is three (3) years from the Effective Time (such period, the “First Period”) or such later time at which renegotiated fees are agreed upon if a request to negotiate is delivered (as described below), in each case, without regard to any fee waivers as in effect at any time prior to the Effective Time, which fee waivers shall be terminated as of the Effective Time. The fees set forth in Schedule A shall not be subject to renegotiation or adjustment during the First Period.
With respect to the portion of the Initial Term (as that term is defined in Section 3 below) beginning upon the conclusion of the First Period, the fees set forth in Schedule A shall be subject to renegotiation at the written request of the Trust delivered to the Agent at any time from 120 days prior to the conclusion of the First Period until the conclusion of the First Period. Any such renegotiation will be carried out by the parties in good faith, taking into account any reasonable supporting detail and documentation provided by either party, to the extent that similarly situated funds are receiving services that are substantially similar to those provided under the Agreement at fee levels materially lower than those paid by the Trust on behalf of each Fund.
Any such renegotiated fees will take effect immediately upon such agreement and remain in effect for the remainder of the Initial Term. After the Initial Term, any further renegotiation of such renegotiated fees or of the fees set forth in Schedule A, as applicable, shall be conducted by the parties in good faith.

3.	Term of Agreement. Section 14 of the Agreement is hereby amended by deleting the existing paragraph and inserting the following paragraph in lieu thereof:
This Agreement is effective on the date hereof and shall continue in effect until the last business day prior to the date that is five (5) years from the Effective Time (the “Initial Term”) or its earlier termination in accordance with the terms of the Agreement. The term of the Agreement will then automatically be extended for a two-year period, unless either party provides written notice of non-renewal to the other party as described below. Thereafter, the term of the Agreement may be continued for successive one-year periods if specifically approved each year by the Board of Trustees of the Trust (the “Board”).

4.	Termination.

(a)	Section 15 of the Agreement is hereby amended by deleting the first sentence of the first paragraph and inserting the following sentences in lieu thereof:
With respect to each term after the Initial Term, either party will provide the other party with written notice of its intent to not renew the terms of the Agreement with respect to all Funds except for those Funds identified as “Alternative Funds” on Schedule B at least 180 days prior to the date on which the then current term would otherwise expire. With respect to the Alternative Funds, either party will provide the other party with written notice of its intent to not renew the terms of the Agreement at least 90 days prior to the date on which the then current term would otherwise expire. For the avoidance of doubt, a party must provide the other party with written notice of its intent to not renew the term of the Agreement for the two-year period discussed above at least 90 or 180 days, as appropriate, prior to the expiration of the Initial Term.

(b)	Section 15 of the Agreement is hereby further amended by adding the following paragraph as the second paragraph of the Section:
Notwithstanding the foregoing, following any failure to renew, or termination of, this Agreement pursuant to the terms of the Agreement, in the event that the Agent in fact continues to perform any one or more of the services contemplated by this Agreement (or any Schedule or exhibit hereto) with the consent of the Trust, the provisions of this Agreement, including without limitation the then-applicable fees and the provisions dealing with indemnification, shall continue in full force and effect.

(c)	Section 15 of the Agreement is hereby further amended by adding the following paragraph as the fourth paragraph of the Section:
Termination of this Agreement with respect to the coverage of any one particular Fund shall in no way affect the rights and duties under this Agreement with respect to any other Fund; provided, however, the Trust may terminate this Agreement if (i) the Agent breaches this Agreement and such breach causes a material adverse effect on the Funds managed by the Trust taken as a whole, provided that the Trust shall provide the Agent thirty (30) days’ written notice of such termination, or (ii) the Agent breaches an Other Agreement and such breach causes a material adverse effect on the Funds managed by the Trust and each of the Other Trusts taken as a whole, provided that the Trust shall provide the Agent thirty (30) days’ written notice of such termination, or (iii) there is a material violation of law or material regulatory non-compliance by the Agent or its affiliates, or disqualification of the Agent or its affiliates that, in each case, has a material effect on the Trust and the Funds, taken as a whole, provided that the Agent shall have sixty (60) days from delivery of written notice to cure such violation, non-compliance or disqualification.

5.	Indemnification and Liability.

(a)	The paragraphs below are hereby added as Section 11(c) of the Agreement and all subsequent sub-sections of Section 11 are hereby re-lettered as appropriate.
The Agent shall provide the services contemplated under this Agreement in accordance with all applicable law and agrees to exercise reasonable professional care, prudence and diligence such as a prudent person providing accounting and recordkeeping services to investment companies registered under the 1940 Act would exercise, but shall not be liable to the Trust (except as required by law) for any action taken or omitted by the Agent in the absence of (a) bad faith, willful misfeasance, or negligence in the performance of its duties or (b) reckless disregard by it of its obligations and duties under this Agreement. The duties of the Agent shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against the Agent hereunder.

The Agent shall maintain adequate and reliable computer and other equipment necessary or appropriate to carry out its obligations under this Agreement. The Agent shall establish and maintain a disaster recovery and business continuity plan and back-up system satisfying the requirements of its regulators. Upon the Trust’s reasonable request, the Agent shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the services provided hereunder. Notwithstanding the foregoing or any other provision of this Agreement, the Agent assumes no responsibility hereunder, and shall not be liable for, any damage, loss of data, delay or any other loss whatsoever caused by events beyond its reasonable control and which are not the result of its negligence, bad faith, willful misfeasance or reckless disregard of its obligations hereunder. Events beyond the Agent’s reasonable control include, without limitation, force majeure events. Force majeure events include natural disasters, actions or decrees of governmental bodies, and communication lines failures that are not the fault of either party. In the event of force majeure, computer or other equipment failures or other events beyond its reasonable control, the Agent shall follow applicable procedures in its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize any service interruption.
Notwithstanding anything in this Agreement to the contrary, in no event shall either party, or its affiliates or any of its or their directors, officers, employees, agents or subcontractors be liable for exemplary, punitive, special, incidental, indirect or consequential damages, or lost profits, each of which is hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity has been advised of the possibility of such damages.
The Agent acknowledges and agrees that any obligations or liabilities of the Trust or any Fund arising under this Agreement shall not be binding upon any of the shareholders, Trustees, officers, or employees of the Trust, as provided in the Trust Declaration and that, to the extent the Trust’s Trustees are regarded as entering into this Agreement, they do so only as trustees and not individually.
Every reference to a Fund will be deemed a reference solely to the particular Fund. Under no circumstances shall the rights, obligations or remedies with respect to a particular Fund constitute a right, obligation or remedy applicable to any other Fund. Without limiting the scope of this paragraph, the Agent shall look only to the Fund in respect to which it is making a claim and not to the property of any other Fund, and the Agent shall not have any right to set off claims of a Fund by applying amounts it claims from any other Fund.

(b)	Section 11 of the Agreement is hereby amended by deleting the first two sentences of the new paragraph (d) and inserting the following sentences in lieu thereof:
The Trust shall indemnify and hold harmless the Agent, its employees, agents, directors, officers and nominees from and against all actions, suits, and claims whether groundless or otherwise, arising directly or indirectly out of or in connection with the Agent’s performance under this Agreement and from and against any and all losses, damages, costs, charges, attorneys’ and accountants’ fees, payments, expenses, and liabilities incurred by the Agent in connection with any such action, suit, or claim unless arising out of or in any way relating to actions or omissions of the Agent (i) taken outside the scope of this Agreement in any material respect, (ii) constituting a violation of applicable law or material breach of this Agreement (including the standard of care provided for in Section 11(c)), or (iii) for which the Agent is obligated to indemnify the Trust pursuant to the next succeeding paragraph. The Trust shall not be liable under this indemnification provision with respect to any claim made against the Agent unless the Agent shall have notified the Trust in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Agent (or after the Agent shall have received notice of such service on any designated agent), but failure to notify the Trust of any such claim in good faith shall not (i) relieve the Trust from any liability which the Trust may have to the Agent against whom such action is brought otherwise than on account of this indemnification provision and (ii) affect the rights of the Agent hereunder except to the extent the Trust is materially prejudiced thereby.

(c)	Section 11 of the Agreement is hereby further amended by deleting the first two sentences of the new paragraph (e) and inserting the following sentences in lieu thereof:
The Agent shall indemnify the Trust and hold the Trust harmless from all actions, suits, damages, claims, demands, losses, and liabilities (including reasonable attorneys’ and accountants’ fees and expenses) incurred or assessed against the Trust arising directly or indirectly from the actions or omissions of the Agent, its employees, agents, directors, officers and nominees constituting (a) bad faith, willful misfeasance, or negligence in the performance of its duties or (b) reckless disregard by it of its obligations and duties under the Agreement. The Agent shall not be liable under this indemnification provision with respect to any claim made against the Trust unless the Trust shall have notified the Agent in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Trust (or after the Trust shall have received notice of such service on any designated agent), but failure to notify the Agent of any such claim in good faith shall not (i) relieve the Agent from any liability which it may have to the Trust against whom such action is brought otherwise than on account of this indemnification provision and (ii) affect the rights of the Trust hereunder except to the extent the Agent is materially prejudiced thereby.

6.	Binding Effect and Assignment. Section 19 of the Agreement is hereby amended by adding the following paragraph as the second paragraph of the Section:
Notwithstanding the foregoing, the Agent may designate one or more direct or indirect subsidiaries of Mitsubishi UFJ Financial Group, Inc. to perform all or any portion of its obligations under the Agreement, so long as such designation would not reasonably be expected to adversely affect the quality of the services provided to the Trust. No such designation shall relieve the Agent of any of its obligations under the Agreement.

7.	Early Termination. Section 15 of the Agreement is hereby further amended by adding the following paragraph as the third paragraph of the Section:
Early Termination. Notwithstanding anything to the contrary set forth in the Existing Agreement, upon the occurrence of any of the following events and subject to the notice and cure periods (if applicable) set forth below, the Trust may terminate the Agreement at any time during the Initial Term or any renewal period with respect to a specific Fund without penalty upon written notice to the Agent of:

(a)
a determination by the Board, made in its sole discretion in good faith, after consultation with its independent legal counsel, that continuation of the Agreement as to the Fund would be inconsistent with the fiduciary duties of such Board, provided that (i) prior to the effectiveness of such termination (which may be no earlier than sixty (60) days following delivery of written notice of termination by the Fund) and (ii) commencing as promptly as practicable following the delivery of notice from the Fund, the parties will use good faith efforts to negotiate steps to be taken, which may include amendments to the Agreement, to avoid such termination;

(b)	a material breach of the Agreement with respect to the Fund, provided that the Agent shall have sixty (60) days from delivery of written notice of breach to cure such material breach;

(c)	the Agent, or its direct or indirect parent, filing for bankruptcy, insolvency, dissolution or liquidation;

(d)
a material violation of law or material regulatory non-compliance by the Agent or its affiliates, or disqualification of the Agent or its affiliates that, in each case, prevents the Agent from providing the services set forth under the Agreement to the Fund; or

(e)
a material diminution (other than as contractually agreed between the Trust and the Agent) in the quality of the services provided by the Agent to the Fund relative to the quality of services provided by the Agent to the Fund in the one (1) year prior to the Effective Time (except as may result from applicable regulatory requirements), provided that the Agent shall have sixty (60) days from delivery of written notice to cure such material diminution.

Any notices delivered by the Trust to the Agent pursuant to clauses (b) or (e) of this Section 7 shall specify in reasonable detail the Trust’s grounds for termination with respect to any Fund, as applicable, and the Trust (and Fund, as applicable) shall respond promptly to any questions from the Agent regarding such notice and the grounds for termination included therein.

8.	Governing Law. This Amendment shall be governed by the provisions of Section 17 of the Existing Agreement, and such provisions are hereby incorporated into this Amendment, mutatis mutandis.

9.
Other. If the agreement pursuant to which MUTB has agreed to acquire RFS is terminated for any reason, this Amendment shall be null and void and of no force and effect and RFS shall promptly notify the Trust of such termination.

10.
Transition. Following delivery of notice of termination or non-renewal of the Agreement by either party after the Effective Time, RFS will promptly transfer to the new service provider designated by the Fund (the “New Provider”) all relevant books, records, correspondence and other data established or maintained by RFS under the Agreement in a form reasonably acceptable to RFS, and for a reasonable period following such notice, which in no event shall exceed ninety (90) days following the effectiveness of such termination, (a) will otherwise reasonably cooperate in the transfer of its duties and responsibilities, including by providing assistance in the establishment of books, records and other data by the New Provider and (b) will take any other reasonably necessary actions which the Fund or its designee may reasonably request to facilitate the Fund’s transition to the New Provider.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date and year first set forth above.

RYDEX FUND SERVICES, LLC
By: /s/ Nikolaos Bonos
Name: Nikolaos Bonos
Title: President and Chief Executive Officer
RYDEX SERIES FUNDS
By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Vice President and Secretary

SCHEDULE B
The Alternative Funds refer to:

•	Event Driven and Distressed Strategies Fund

•	Managed Futures Strategy Fund

•	Multi-Hedge Strategies Fund

•	Long Short Equity Fund